Exhibit 99.5
Wipro Limited
Q1 FY05-06 Analysts / Investors Conference Call
6:45 PM IST, July 22, 2005
Moderator
Ladies and gentlemen thank you for standing by, and welcome to the Wipro first quarter results conference call. At this time, all participants are in a listen-only mode. Later we will conduct the question and answer session. Instructions will be given at that time. If you do require assistance during the call today, please press * followed by 0, and an operator will assist you offline, and as I reminder today’s call is being recorded. I would now like to turn the conference over to you host. Mr. Sridhar Ramasubbu, please go ahead.
Sridhar
Thanks Cynthia, and thanks everyone for joining us for Wipro’s first quarter results earnings call for the quarter ended June 2005. Jatin and Lan from the IR team are also with me and they send their greetings to all of you as well.
With us today, we have Azim Premji, Chairman and Managing Director; Suresh Senapaty, CFO; and other members of senior management team including the BU Heads under the new structure. I hope, you had an opportunity to review the press release we issued today morning under US GAAP. Let me give you quickly the agenda for today’s call. Azim Premji will share his perspective beginning with an overview of the results, and Suresh will take you through our results in more detail. As a reminder, when we discuss our results in today’s call some of the matters we discuss may be forward looking and I would like advise that these statements maybe subject known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are discussed in detail in our filings with SEC. Wipro assumes no obligation to update the information presented during today’s call. The call is scheduled for an hour. The entire earnings call proceedings are being archived and transcripts will be made available after the call at www.Wipro.com. I am online on e-mail and if you have any specific questions, which you are unable to ask, please send me a mail and we will address those questions as well at the end of the Q&A. So, with that let me turn over the call to Mr. Azim Premji.
Azim Premji
Good morning to you. By now you would have seen results of the quarter ended June 30, 2005. While management team will be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and prospects.
Team Wipro delivered yet another quarter of solid performance. All our major business segments recorded robust growth rates. Revenues in our global IT business at 398.5 millions were ahead of our guidance of 395 million. The IT services business continued

to witness broad-based growth across verticals, across geographies, and across service lines.
For the third time in the last four quarters, our Financial Solutions business delivered double-digit sequential growth. Testing services too grew double digits sequentially for the fourth consecutive quarter. Other differentiated services, such as Technology, Infrastructure Services and Enterprise Application services grew ahead of the overall growth rate. Europe geography continues to demonstrate strong growth.
While the transitional challenges in our business process outsourcing business did impact revenues and profits growth during the quarter, we are convinced on the strategic direction and will pursue it. We are encouraged by the early wins in the transaction processing part of the business even though they are relatively small.
During the quarter, we have had significant wins in our IT services business including a $43 million contract from Northern Gas Networks in the area of work and asset management systems.
Our India, Middle East, and Asia Pac business recorded revenue growth of 34% and Earnings Before Interest and Tax growth of 46% year on year. Services revenue grew 52% year on year and contributed to 42% of the total revenues for the quarter. Other businesses also turned in reasonably good performance. Our product business also turned in reasonably good performance.
Our Vice Chairman, Vivek Paul, has decided to move on to play a significant role in the technology and life sciences space by becoming a partner at a leading private investments firm. Over the last six years, Vivek’s contribution to the success of our global IT business has been significant, reflected in Wipro’s lead position today in many areas. We wish Vivek the very best for his future.
We have announced a new organization structure. The new structure is a reflection of our appreciation that the different business rhythms of our different business units require a structure that enables sustainable scalability. We believe that we have created a structure that in its diversity, facilitates growth, and its convergent points, minimizes duplication and ensures adequate leverage for cross selling.
Wipro has always pioneered newer organizational structure, such as segregating the products centric IT business in 1995 and verticalization in 1999, which many others have subsequently followed. We believe that this structure will be yet another first in the industry.
The new leadership team’s clear priorities are:
➢	Enhancing customer value by domain, by business insight, and by proprietary frameworks.

➢	Leveraging increased market synergies from our technology business, for which this integration which we have done of the technology business should be a significant contributor.

➢	Building empowered teams and leaders.

➢	Leading industry growth rates.

We are confident that the new structure along with initiatives on deepening our service portfolio, investing in sales and marketing, and focusing on training will enable Wipro to achieve its vision of global leadership.
I would now request Suresh Senapaty to give his comments.
Suresh Senapaty
Very good morning to all you ladies and gentlemen, and good evening to all of you in India and other parts of Asia. Before we take on questions, I thought I will touch upon areas in our performance and financials that would be of interest to you all.
Let me start with giving the composition of our growth. During the quarter ended June 30, 2005, we had sequential revenue growth of 6.4% in our global IT services business which comprised of 6.7% revenue growth in the IT services and 3.6% growth in the BPO services. The 6.7% growth in the services component was driven by a 6.1% growth in volume of business and an increase of 2.2% in realization of work performed offshore and 1.4% increase in price realization for onsite projects. The increase in offshore rate included an element of incentive received from customers based on project performance, which contributed to around 1.2%. This is yet another tangible demonstration of our superior execution capabilities.
Foreign exchange realization rate for the quarter was Rs. 43.38 versus Rs. 44.44 in the previous quarter, a drop of 2.4%. This steep decline was primarily due to changes in foreign exchange gains and losses. In the quarter ended March 2005, we had a foreign exchange gain of Rs. 180 million, which is about $4.1 million, and in the quarter ended June 2005, we had a foreign exchange loss of Rs. 142 million, which is $3.3 million of loss. This swing of Rs. 322 million, which is about $7.4 million was primarily on account of appreciation of Pound against the Indian rupee and higher gains on mark to market on premiums in the previous quarter as compared to the quarter ending June.
Operating margin for our global IT business for the quarter was impacted by currency appreciation, higher investment in sales and marketing in line with our plan, and increase in visa fees.
The sharp increase in revenue and profits in the Indian IT business during the quarter was primarily due to the impact of EITF0021, which requires a portion of revenue to be recognized only on installation. In the quarter ended June 30, 2005, we had a lower deferment of revenue relating to installation as compared to the corresponding quarter in the previous year.
Our guidance of approximately $422 million of the quarter ended September represents sequential growth of about 6%, primarily led by volumes. We expect substantial portion of the growth to be from the IT services.
We will be glad to take questions from here.
Moderator
Ladies and gentlemen if you wish to ask questions, please press * followed by 1 on your touchtone phone, you will hear tone indicating that you have been placed in queue and you may remove yourself from queue at anytime by pressing the £ key. We ask that if you are on a speakerphone, please pick up your handset before pressing the numbers and once again for any questions or comments please press * and then 1.
Our first question comes from the line of Ashish Thadani, from Gilford Securities. Please go ahead.
Ashish
Good morning. Solid quarter. Could you just touch upon or breakout the margin drop in the core segment and also provide us with some color as to what one should expect on the SG&A front in the coming quarters?
Suresh Senapaty
Ashish, like we had stated in the last earnings call, we have invested in the Sales and Marketing, and about 50 basis points we had increase in that cost, and similarly there was foreign exchange impact, so far as the Indian GAAP was concerned by about 50 basis points, and so far the US GAAP is concerned by an additional 130 basis points, which means about 180 basis points in total because the mark to market on the premium of the roll over contracts that we have, under the US GAAP we are required to do a mark to market every quarter. So we had in the quarter ending March booked a profit as a result of which because of the premium having dropped, the mark to market there has been reversal of that in the quarter ending June. So, it will continue to be the performance of the exchange difference between one quarter and the other. And the third was the additional visa fees, as you know, there was a $2000 extra levy on the visa charges and we had to get into booking for new visas to be able to make sure that we have adequate available visas for taking up business opportunities going forward. So, that is an additional charge of about 30 basis points. So, that is how the overall delta with respect to the operating margin has arose. So far as your question with respect to going forward on the sales and marketing is concerned, you know, over the last two quarters we have added about more than 40 people in the field and therefore the related expenditure on that. We think for at least the current and the next quarter to see some consolidation on some of those investments before investing much more disproportionate to revenue growth.
Ashish
That is very very helpful. In terms of your September quarter guidance, what have you factored in for the BPO segment, would it be higher or lower than the overall 6% outlook, and also if you could again touch upon why the headcount might have fallen as much as it did on a sequential basis in that segment?
Suresh Senapaty
As we said, about 6% approximate growth that we are talking about, most of it will come primarily from the IT services, like the growth we saw last quarter in the BPO was about 3.6% and in the previous quarter it was a little lower. Going forward also we would expect flattish to very marginal increases because of the transition plan that we are working on. I will request Mr. Kurien, who heads our BPO business to throw some light on what are the kinds of initiatives we are taking there.

T. K. Kurien
Good morning Ashish. I think the question really was on the head count. Let me start with the head count number. If you look at the head count reduction, typically what we have done is that we have really been working on our head count in the training. Last quarter, we had approximately about 4,500 people who were under training and what we did was we are going through a reconfiguration as far as the business is concerned, foresee which did not match up to the skill set which we need on ongoing basis, we managed to, whatever attrition has taken place we have not battled that. To that extent the head count has dropped, the overall head count has dropped. The good news is that the top line like Mr. Senapaty said has grown by about 3.6%, so really even with the 2000 drop we managed to keep the top line growing, EBIT margins.
Ashish
Thank you so much and good luck.
T. K. Kurien
Thank you.
Moderator
Our next question comes from the line of Mayank Tandon with Janney Montgomery. Please go ahead.
Mayank Tandon
Thank you. I have a few questions. One, if you could comment on the tax rate, it dropped this quarter, what should be built in as we look out over the rest of fiscal 2006?
Suresh Senapaty
Yes, in this quarter we had a tax write back of about Rs. 150 million primarily because of disposal in the tribunal, a case pertaining to the past period, and that had muted the effective tax rate by about 3 percentage points. Going forward, we will not be able to get benefit of that.
Mayank Tandon
Okay, so does the tax rate reverse back to the levels maybe that we saw at the end of last fiscal year, mid to high teens?
Suresh Senapaty
That is right. Yes, with narrow range movement.
Mayank Tandon

Okay. Just in terms of wage hike, I just want to make sure that the wage hikes will once again be passed through during the December quarter and should we expect the wage hikes to be pretty much in line with industry levels, low single digit onsite and mid teens offshore?
Suresh Senapaty
I will request Mr. Pratik who heads our HR to respond to that question.
Pratik
Yeah, hi. The wage hike as and when it takes place which is still couple of months away, would be more or less in line with maybe in line with industry moving, and as we get closer to the timeframe when we decide, we will be able to establish a more clear benchmark on the way we want to position the salaries.
Mayank Tandon
Okay, and then as we look forward on the demand side, if one of you could comment on may be the maturity level with some of your top accounts, clearly are not growing as fast as some of your smaller businesses, just want to get some perspective on have these accounts hit a majority level that is now going to be hard for you to grow or is it more of a Wipro specific issue to offer more services to penetrate these accounts further?
Azim Premji
Let me request Sudip Banerjee who heads our Enterprise Solutions business and Girish Paranjpe who heads our Financial Solutions business to answer this question, and A. L. Rao.
Sudip Banerjee
The question which was asked to us about growing the top 10 accounts and head space we have there? Yeah, we certainly think that there is plenty of head space in each of our top 10 accounts. We find that all these top 10 accounts that we have are spending much more on their IT outsourcing and their overall IT services spend is also increasing slowly. So our share in each of those accounts has not reached by any means a saturation point. So, we do think that there is lot more which we can grow in our existing accounts. Interesting to point out here that other than the top 10 accounts, in the next 40 of the 50 accounts that we have, the top 50, we have grown sequentially this quarter by 18%.
Mayank Tandon
Okay. And just on that note, within your top accounts, are you seeing more vendors now bidding for work, is it more for preferred vendor type relationship, or is there more of a market share issue now with some of these larger deals accounts?
Girish Paranjpe

In most of our large customers, there is already a multivendor scenario, but that has been the situation for a while now. So, in addition to kind of contest for market share, there is also increasing size of the pie because I do not think any of our customers have reached a stage where they are not increasing the outsourcing or offshoring of their IT spend. So there is headroom from everybody to grow without having to fight for market share.
Mayank Tandon
Okay. Then, while I look at your customer size distribution, the number of accounts in the 10-20 million dollar range and the 5-10 million dollar range fell, is that just a customer specific issues or is there a trend there?
Girish Paranjpe
There is an increase in the number of customers more than 20 million dollar, but other than that in the less than 20 million it is more a quarterly variations rather than any trend.
Girish Paranjpe
Overall, the number of customers with more than 1 million has gone up significantly.
Mayank Tandon
Okay, finally, just going back to questions asked earlier on the margins issue, some of the positive levers would be obviously the offshore-onsite mix and potential you know pricing up trend, do those factor-in in your expectations as you move through the year even despite the wage hikes, or we could see margins actually trend up from this quarter levels, if you could in currency of course?
Azim Premji
We do not give forward forecasts on margins, you know, we will address this issue when we come to the course of end of quarter 2.
Mayank Tandon
Okay. Thank you.
Moderator
Once again, if you have any other questions or comments, you may press *1 at any time. Next we will go to line of Moshe Katri with SG Cowen. Please go ahead.
Moshe Katri
Congratulations on the solid quarter. I am trying to, going back to the margin question, we are trying to isolate the margin or even the EPS impacts of the ongoing restructuring and maybe charges that you taken during the quarter for your BPO operation. I think it will be really helpful if there is anyway for you to isolate that impact and try to get the normalized operating margins for the company as a whole as well as for global IT services ex-BPO, and then talking about this quarter and then in your view what could be the recurring impact for the next quarter or two as you continue to restructure the BPO operation? Thanks.
Suresh Senapaty
We have not separately shared the BPO operating margins specific terms, but all we have to say is that so far as the operations are concerned we had a muted profitability in the last quarter and even in the previous quarter. Lot of steps, initiatives are being taken. You saw, there has been a headcount reduction of about 2000 in the BPO services. Subsequently, in the current quarter we would see significant improvement in the profitability and it should be even better in quarter 3, we specifically articulate number on the BPO side.
Moshe Katri
Thank you. We are not looking for you to disclose the profitability of you BPO operation, the only thing that I am looking for, and this is if you can disclose it, the margin impact just from the restructuring, so there is a difference. We are not looking for the disclosure for the profitability of the BPO business, we are looking for disclosure over the impact that actually took place because of the restructuring?
Suresh Senapaty
Yeah, we appreciate that, but you know at the end of day, it is about 11% of our revenue coming from the BPO where we have been transparent in terms of what are revenues are, and like we have stated we would like the operating margin of the BPO business in the range of 18-24%, we have delivered that quarter after quarter including from the last financial year. The last quarter was not in that range, very soon we will be back into that region.
Moshe Katri
Thank you.
Azim Premji
The margins in the last quarter were significantly below the 18%.
Moshe Katri
Thanks.
Azim Premji
That accounts for some of the fall in our margins.
Sridhar
Cynthia, can you ask the participants to mute their cell phones or handsets because we are getting some feedback here.

Moderator
And the line is disconnected, and with that I would like to turn it back over to you Mr. Ramasubbu.
Moderator
I would like to turn the conference back over to you.
Sridhar
Now we are done. Let us go ahead with the next question.
Moderator
And we have no further questions. Please continue.
Sridhar
Can you make announcements for more questions because there are at least 5 analysts who are on the line.
Moderator
If we do have any other further questions or comments, please press * and then 1.
And we will go to the line of Simon Wolff, with the Goldman & Co, please go ahead.
Simon Wolff
How are you doing guys? Great quarter. I just wanted to know if you are seeing any more competition from any MNCs entering into India, now that they are making a big push, or you still seeing the same competitive group of companies?
Girish Paranjpe
I think we have the same set of competitors that we have faced in the last couple of years. I am not seeing any major trends of new people coming in.
Sudip Banerjee
Pretty much the same. The competition that we have, the global top tier firms and couple of Indian firms who appear here, so that is pretty much the select list which gets into every large RFP these days, and we have not seen any different or new players coming in to these top stage in the last stages of any major deal that we have been pursuing in the last one year.
Simon Wolff

Even Accenture has made a lot of noise about expanding their operations in India and making a stronger push, are you seeing them more often now or that has not really changed?
Sudip Banerjee
We have been seeing them consistently for the last 18 to 24 months and that trend just continues, so there is no separate trend on with Accenture.
Simon Wolff
Thank you.
Moderator
We go to a followup question from the line of Mayank Tandon from Janney Montgomery. Please go ahead.
Mayank Tandon
Thank you. I know you do not give any specific guidance on the sub-segments, but just going back to the question on the BPO side, at least in terms of time line, when are we looking for the trend to reverse. I know you are still going through the restructuring efforts, are we talking about a quarter or two or is it more into fiscal 07, just a timeframe in terms of when we could see the revenue trend move in the different direction?
T. K. Kurien
I think two quarters would be a fairly reasonable estimate.
Mayank Tandon
What are some of the initiatives you are putting into effect to make that transition to a transaction related focus, what does it involve beside obviously on the hiring front?
T. K. Kurien
Couple of things, first is that we restructured our sales force in the front, and it really begins with the way we actually sell solutions to the customers. So, right now what we are doing is that we have, in the past we sold specific components like the call center. Now, what we do is that we go ahead and we are looking at assuming the customer’s business problem. So, really what it means is we are looking at a process view and working downwards with a solution that integrates consulting, IT, and BPO together. Fundamentally, that is the way we are going forward. So, the first step what we have done is that we have integrated the sales force in the front. So, now our sales force sells both BPO as well as IT. Second thing which we are doing now, pretty much which you can see in last quarter’s results to some extent is driving productivity and efficiency on our voice business, because we still believe the voice business has some steam in it, and we believe that if you really drive productivity in that business, it can be profitable.
Mayank Tandon

Okay, and then just further on the BPO side, now, when you look at some of the projects out there, are you essentially cross selling to existing IT services accounts or are these mostly new relationships, and generally what we hear in the market is that the decision makers are different. What do you see as you sell BPO out to your clients?
T. K. Kurien
There are two components that are very critical when you make a BPO sale, one is credibility, the other one is the stakeholder. Now being an IT customer gives us the first, which is credibility, so it gives us, you know, gives us the calling card. Now, obviously what we have to do is go and sell to the other stake holders. So, to answer your question in a pretty short form, the answer is, yes, we are going after our existing customer base more than new customers.
Mayank Tandon
Could you give us maybe some color on what the revenue contribution is from the new clients versus existing accounts within BPO?
T. K. Kurien
Cannot do that specifically, we have never done that in the past. So, I cannot speak, just stick to that.
Mayank Tandon
Finally, competition on the BPO side, mostly the small Indian firms or is it more the multinational firms, Accenture, the Affiliated Computer Services, or a combination of both?
T. K. Kurien
You know, when we sold call center deals a couple of years ago, or even lately, in most cases what we found was we either hit up against the big Indian guys or the medium sized Indian guys. We never used to really compete with the smaller guy. As we get into transaction processing, what we are finding is that the mix of competition is changing considerably, and that is why if you look at it, most of our sales in some form or shape involves our consulting arm too. So, we hit up more and more against the ACSs of the world, the IBMs of the world, and the Accentures of the world.
Mayank Tandon
Okay, that helps. Thank you.
Moderator
And once again for questions or comments you may press * and then 1. And we will go to the line of Louis Miscioscia, from Lehman. Please go ahead.
Louis

Okay, thank you. With the comments I guess after Accenture just reported their quarter that they are going to start to focus more on application development and application maintenance, basically the offshoring business, really I think they are going to be focusing on India. So, do you first help us to size the market, and when you look out there, how would you define hopefully in dollar term with the US and Europe the total available market, and then how much has already been penetrated by obviously most of the big players over in India?
Sridhar
Can you speak up a little bit we are not able to hear you well. Can you repeat the question please?
Louis
Sure. My question was that, asking you all if you could size the Application Maintenance and Application Development total available market, you know, do you think it is a 20 billion, 50 billion, 100 billion, 200 billion market place, and then I have a followup.
Lakshminarayana
Hi, Louis, this is Lan here. Broadly the global market as defined by the IDC is approximately 558 billion dollars. What is the Indian industry classified as custom application development and the activities we do under that approximately translates to between 7.5 and 8% of the market, which would mean that you have a market of approximately 45 billion dollars as the addressable market based on those classifications.
Louis
Okay. So, right now you are defining about 45 billion dollars, and I guess about 10% or 10 billion dollar is already outsourced. Okay, then with that, I guess, two questions, where do you think the market would mature at, do you think that 50% is the appropriate level, and maybe if you could comment on, I guess, Accenture obviously on their last call saying that they look to get more aggressive in the space, do you think that it is going to take them 6-12 months to gain more traction or more like 12 to 24?
Lakshminarayana
Louis, before that just one data point, then I will request Mr. Sudip Banerjee to comment on the qualitative. Last year Indian exports were approximately 17.2 billion dollars of which 5.2 billion dollars was the BPO services. Of the balance, Custom Application Development and Maintenance accounts for approximately 55% of India’s exports. So, we are really not yet at that 10 billion dollar in the overall scheme of things.
Sudip Banerjee
Just to add on to what Lan said, you know, that is only one part of the work that we do. So application development and maintenance would constitute today roughly about between 50 and 55% of the revenues of most leading Indian IT services companies.

The balance comes from other service lines like infrastructure management, testing as distinct from the development portion, BPO services, R&D services, Product Development services, and IT consulting services, which is standalone consulting, again as distinct from what we do in the development piece, and finally package implementation. All those are addressable markets. So, the total addressable market that we have is not 45 billion but much larger.
Louis
And then a comment on, if Accenture, how long do you think it will take for Accenture to ramp up to a higher level as a direct, obviously they are already a direct competitor but as per the comments they are going to change the way they go to market and try to literally win more business more directly, you know, before it was much more indirect.
Sudip Banerjee
You will have to ask Accenture that question, unfortunately none of us have the answer to this one.
Louis
Okay, so you have not seen any changes on that part yet?
Azim Premji
Let us go on the basis that, you know, the competencies of various players in this field are always evolving, and our job as leadership in Wipro Limited is to be always one step ahead in the Global Delivery Model. So what we are doing is we are investing an enormous amount in upgrading our entire quality processes to integrate lead manufacturing into it, and I think within the course of this year, we will be launching a new Wipro Quality Way, which has integrated six sigma, which has integrate SCI CMM, and which has integrated Lean, which we think would give us a competitive edge over all global competition.
Louis
Okay, thank you.
Moderator
And Mr. Ramasubbu, I would like to turn the conference back over to you.
Sridhar Ramasubbu
Thank you very much for your participation, and if you have further questions please do feel free to contact me on my India cell, and once again thank you very much, and the transcripts will be available on our website and call replay will also be available. Thank you.
Moderator

Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation, and for using AT&T executive teleconference service. You may now disconnect.